1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Sep 9, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/09/9

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2004/08/11: Related information regarding the purchasing of Bond Fund

2	Announcement on 2004/08/12: Related information regarding the purchasing of Bond Fund

3	Announcement on 2004/08/13: Related information regarding the purchasing of Bond Fund

4	Announcement on 2004/08/17: Revision of the subjects of the declarations dated 2004/07/08 and 2004/07/09, regarding purchase of bond fund

5	Announcement on 2004/08/17: Director of Chunghwa Telecom, Yi Maw Lin was replaced by Yen Chung Lu, both are representatives for MoTC.

6	Announcement on 2004/08/26: Typhoon Aere caused no great damage to Chunghwa Telecom

7	Announcement on 2004/08/26: The company acquired real estate from co-constructuring program with MoTC

8	Announcement on 2004/08/27: Chunghwa Telecom announced financial results for 1H 2004

9	Announcement on 2004/09/01: The Company announcing an audit report containing other than unqualified regarding 1H2004

10	Announcement on 2004/09/09: AUG 2004 sales

EXHIBIT 1

Related information regarding the purchasing of Bond Fund

Date of events: 2004/08/11

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) First BOND FUND

2.	Date of occurrence of the event: 2004/08/11

3.	Volume, unit price, and total monetary amount of the transaction: 36,689,977.0Units; NT$13.6277; NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 44,037,299.6Units; NT$600,000,000;1.88%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.53%;0.61%; NT$7,759,419,000

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.6277

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 2

Related information regarding the purchasing of Bond Fund.

Date of events: 2004/08/12

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Dresdner Bond DAM Fund

2.	Date of occurrence of the event: 2004/07/05~2004/08/12

3.	Volume, unit price, and total monetary amount of the transaction: 62,616,805.21Units; NT$11.1654~NT$11.1846; NT$700,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Dresdner Asset Management Taiwan LTD; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 62,616,805.21Units; NT$700,343,920;3.12%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.64%;0.73%; NT$7,759,419,000

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$11.18

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 3

Related information regarding the purchasing of Bond Fund

Date of events: 2004/08/13

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JF(Taiwan) First BOND FUND

2.	Date of occurrence of the event: 2004/07/05~2004/08/13

3.	Volume, unit price, and total monetary amount of the transaction: 44,037,299.60Units; NT$13.6277; NT$600,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JF Asset Management (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 44,037,299.6Units; NT$600,127,108;1.88%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.53%;0.61%; NT$7,759,419,000

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.62

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 4

Revision of the subjects of the declarations dated 2004/07/08 and 2004/07/09, regarding purchase of bond fund

Date of events: 2004/08/17

Contents:

1.	Date of occurrence of the event: 2004/08/17

2.	Cause of occurrence:

(1)	2004/07/08 purchase JF(Taiwan) Taiwan BOND FUND

(2)	2004/07/09 purchase ABN AMRO SELECT BOND FUND

(3)	Other information is correct.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

EXHIBIT 5

Director of Chunghwa Telecom, Yi Maw Lin was replaced by Yen Chung Lu, both are representatives for MoTC.

Date of events: 2004/08/17

Contents:

1.	Date of occurrence of the change: 2004/08/17

2.	Name and resume of the replaced person: Yi Maw Lin, Vice Engineer at Network Department of Central Taiwan Business Group of Chunghwa Telecom.

3.	Name and resume of the replacement: Yen Chung Lu, Assistant Engineer at Network Department of Chunghwa Telecom.

4.	Reason for the change: In accordance with the provisions set forth in Article 27 of the Company Law.

5.	Number of shares held by the new director or supervisor at the time of appointment: 6,265,072,056 shares

6.	Original term (From to ): 2004/06/25~2007/06/24

7.	Effective date of the new appointment: 2004/08/17

8.	Rate of change of directors/supervisors of the same term: 0%

9.	Any other matters that need to be specified: None.

EXHIBIT 6

Typhoon Aere caused no great damage to Chunghwa Telecom

Date of events: 2004/08/26

Contents:

1.	Date of occurrence of the event: 2004/08/26

2.	Cause of occurrence: The Typhoon Aere attacked Taiwan.

3.	Countermeasures: A disaster contingency center has been established to take care of emergencies caused by the typhoon.

4.	Any other matters that need to be specified: Communication failed in some remote areas due to roads being cut off by floodwater. However, recovery measures have been taken immediately. The rest of communication services provided by the company remains stable as usual. The typhoon caused no great damage to the company.

EXHIBIT 7

The company acquired real estate from co-constructuring program with MoTC

Date of events: 2004/08/26

Contents:

1.	Type of contract: Decoration and landscape engineering of the Main Building of MoTC (including Chunghwa Telecom Jen-Ai General Building)

2.	Date of occurrence of the event: 2004/08/26

3.	Counterparty to the contract and relationship between it and the Company: Sun-Team construction CO., LTD; None

4.	Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations: Total contract amount: NT$543,800,000; Anticipated monetary amount of participation in the investment:

NT$262,111,600 (Around 48.2% of total contract amount);Starting and ending dates of the contract: 2004/08/26~2005/04/30; Restrictive covenants: None; Other important stipulations: In accordance with the contract

5.	Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation): Not applicable

6.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

7.	Is the appraisal report price a limited price or specific price?: Not applicable

8.	Has an appraisal report not yet been obtained?: Not applicable

9.	Reason an appraisal report has not yet been obtained: Not applicable

10.	Concrete purpose/objective of the acquisition: Refinement of the main building

11.	Do the directors have any objection to the present transaction?: Not applicable

12.	Any other matters that need to be specified:None

EXHIBIT 8

Chunghwa Telecom announced financial results for 1H 2004

Date of events: 2004/08/26

Contents:

1.	Date of occurrence of the event: 2004/08/26

2.	Cause of occurrence: Chunghwa Telecom announced its financial results for 1H04. Total revenue was NT$90.8 billion, reaching 51.25% of the company’s guidance, gross profit NT$45.7bn, income from operation NT$31.7bn, net income NT$26.4bn, reaching 63.44% of the guidance, and earning per share NT$2.73.

Comparison of operation results between year 1H04 and 1H03

(Unit: NT$ mn)

	1H03	1H04
Service revenues	87,994	90,817
Gross profit	43,523	45,712
Income from operations	29,530	31,670
Other income and expenses	322	352
Income before income tax	29,852	32,022
Net income	23,904	26,380
Net income per share (NT$)	2.48	2.73

3.	Countermeasures: Nil

4.	Any other matters that need to be specified: Nil

EXHIBIT 9

The Company announcing an audit report containing other than unqualified regarding 1H2004

Date of events: 2004/08/31

Contents:

1.	Date of occurrence of the event: 2004/08/31

2.	Full text of the CPA audit opinion: The Board of Directors and Stockholders Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except for the matters described in the next paragraph, we conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As stated in Note 9 to the financial statements, we did not audit the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,443,558 thousand and NT$1,348,460 thousand as of June 30, 2004 and 2003 and the equity in their net gain (loss) were NT$24,076 thousand and (NT$68,441) thousand for the six months then ended.

In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the six months then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Deloitte & Touche

3.	Any other matters that need to be specified: none

EXHIBIT 10

Chunghwa Telecom

AUG 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
Aug	Invoice amount	18,146,411	18,239,684	-93,273	-0.51%
Jan-Aug	Invoice amount	140,642,806	138,816,964	1,825,842	1.32%
Aug	Net sales	15,331,470	15,566,297	-234,827	-1.51%
Jan-Aug	Net sales	121,341,576	118,454,618	2,886,958	2.44%

b	Trading purpose : None